As filed with the Securities and Exchange Commission on February 21, 2025

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

PROSPECT FLOATING RATE AND ALTERNATIVE INCOME FUND, INC.
(Name of Subject Company (Issuer))
PROSPECT FLOATING RATE AND ALTERNATIVE INCOME FUND, INC.
(Names of Filing Persons (Offeror and Issuer))
Class A, Class S, Class D, and Class I Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
89678V 105
89678V 204
89678V 303
89678V 402
 (CUSIP Number of Class of Securities)

Kristin Van Dask
Chief Financial Officer
Prospect Floating Rate and Alternative Income Fund, Inc.
10 East 40th Street, 42nd Floor
New York, New York 10016
(212) 448-0702
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

☒ Check the box if the filing is a final amendment reporting the results of the tender offer.
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

FIRST AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on December 30, 2024 by Prospect Floating Rate and Alternative Income Fund, Inc., a Maryland corporation (the “Company”), in connection with the offer by the Company to purchase up to the number of shares of the Company’s issued and outstanding common stock, par value $0.001 per share (including Class A, Class S, Class D and Class I common stock, the “Shares”) that the Company can repurchase with the cash that has been retained by the Company during the quarter ended September 30, 2024 as a result of issuing shares through its distribution reinvestment plan to those shareholders who have elected to receive their distributions in the form of additional shares rather than in cash. As of December 30, 2024, there were no Class S or Class D Shares outstanding. The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated December 30, 2024 and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 4:00 P.M., Eastern Time, on January 30, 2025, and a total of 151,172 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date. In accordance with the terms of the Offer, the Company purchased all 151,172 Shares validly tendered and not withdrawn at a price equal to $4.61 per Share for an aggregate purchase price of approximately $696,901. The purchase price per Share was equal to the net asset value per Share as of January 31, 2025.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2025

Prospect Floating Rate and Alternative Income Fund, Inc.

By: /s/ M. Grier Eliasek
Name: M. Grier Eliasek
Title: Chairman, Chief Executive Officer and President

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
99(a)(1)(A)	Offer to Purchase, dated December 30, 2024.*
99(a)(1)(B)	Form of Letter of Transmittal.*
99(a)(1)(C)	Letter to Stockholders, dated December 30, 2024.*
EX-FILING FEES	Calculation of Filing Fees Table.*

*Previously filed with the Schedule TO on December 30, 2024.